Mail Stop 3561



								May 25, 2005



Mark Poulsen, Chief Executive Officer
Fit for Business International, Inc.
3155 E. Patrick Lane
Suite 1
Las Vegas, Nevada

		RE:	Fit for Business International, Inc.
			Registration Statement on Form SB-2
			File No. 333-122176

Dear Mr. Poulsen:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your revisions in response to our prior comment 1 further noting that you have set varying offering prices for the same security. Describe for us the basis for setting varying offering prices and how you plan to conduct this offering given the varying offering prices. Otherwise, revise your disclosure in accordance with our prior comment 1. We also note that the price being offered by the company differs from the offering by the selling shareholders.
Please explain the basis for the varying offering prices and how the company plans to conduct this offering when its shares are offered at a substantially higher price than the selling shareholders. We may have further comment.
2. We reissue our prior comment 10. Please provide the disclosure required by Item 510 of Regulation S-B; Disclosure of Commission Position on Indemnification for Securities Act Liabilities in the prospectus.
3. It appears that Herbalife Ltd., rather than Herbalife International Inc. is traded on the NYSE under the symbol HLF. Please revise throughout the prospectus. Also, please disclose the relationship between Herbalife Ltd. and Herbalife International Inc.
and clarify your relationship with each.

Registration Statement Facing Page
4. We note that the information required by Item 501(a)(9) of Regulation S-B appears on page 3. Since you disclose this information on the prospectus cover page, please remove the disclosure from page 3.

Prospectus Cover Page
5. We reissue our prior comment 5. Review the disclosure requirements set forth in Item 501 of Regulation S-B and limit your disclosure on the cover page to only that information required by the
Item. Please note that the disclosure of extraneous information that is not required by Item 501 of Regulation S-B greatly impairs the readability of the disclosure on the cover page. For example, we refer you, without limitation, to disclosure referencing the use of proceeds and the identity of the option holders.
6. We reissue our prior comment 6. Please limit the outside front cover of the prospectus to one page. Refer to Item 501(a) of Regulation S-B.
7. We partially reissue prior comment 7. Please disclose whether there are any minimum purchase requirements, as required by Item 501(a)(9)(iii) of Regulation S-B. This is the minimum number of securities an investor may purchase.
8. Review your disclosure on the cover page and revise to delete all repetitious information. For example, we refer you to disclosure referencing the terms of the offering.
9. We partially reissue our prior comment 8 continuing to note reference to the term "recognized exchange." Clarify what you mean by your use of this term.
10. Please remove the statement that after effectiveness you plan to apply for quotation on the OTC Bulletin Board from the prospectus cover page.

11. The cross-reference to the "Risk Factors" section is not correct because the "Risk Factors" section commences on page 10. Revise as appropriate.
12. The company`s supplemental response to our prior comment 11 appears to be incorrect since you have not removed the disclosure referenced in prior comment. We thus reissue our previous comment
11. We do not understand what you mean when you disclose that "[t]his registration statement will be amended and completed from time to time, as necessary." Revise or advise.

Inside Front and Outside Back Cover Page
13. The company`s supplemental response to our prior comment 12 appears to be incorrect since it does not appear as though you have provided the dealer prospectus delivery obligation. We, therefore, reissue the comment. Refer to Item 502(b) of Regulation S-B.

Application of Proceeds
14. Please remove this section since your prospectus includes a detailed "Use of Proceeds" section in accordance with Item 504 of Regulation S-B.

Risk Factors
15. We reissue our prior comment 21. Please avoid the generic conclusion you reach in many of your risk factors that the risk could negatively impact or have an adverse effect on your business or your business could suffer negative consequences. Instead, replace this language with specific disclosure of how your business and operations would be affected. Refer to the second, seventh, and fifteenth risk factors.
16. Please revise the first risk factor subheading to revise the risk to the company and investors relating to the going concern. The risk would appear to be that the company may cease to exist and investors could lose their money, rather than simply hurting the company`s ability to raise additional financing. Also, update the deficit accumulated as of the most recent financial statements in this risk factor.
17. Please remove risk factor thirteen.

"Since Our Business Operations Are Presently Located . . . ."
18. Please expand the disclosure in this risk factor to provide more specific information about the "rules and regulations" of Australia and how they may impact your operations. Currently, the disclosure is too general.


Use of Proceeds
19. We partially reissue prior comment 25. Please provide more specificity regarding the amount allocated to working capital. Please revise to indicate the amount allocated to each use of working capital.
20. We note that the proceeds will be used to pay salaries of management. Please include a separate line in the use of proceeds table indicating the total amount allocated to these salaries.
21. Please discuss the allocation of proceeds if you raise less than
$700,000.

Management`s Discussion and Analysis
Overview
22. In the second paragraph, explain your use of the term "deemed"
as
it relates to the disclosure about the reverse merger.  Also, explain
the business purpose of the reverse merger.
23. In the second paragraph, explain your use of the phrase
"quality
endorsed business model."
24. Please specifically disclose the factual basis for, and the context of all your beliefs, understandings, estimates, and opinions.
This is particularly true for all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. Some examples include the following. This is not an exhaustive list.
a. Disclosure referencing the statistics of the Australian
Institute
of Health and Welfare and how the "statistics are reflected in the Australian workforce"
b. Disclosure referencing the Australian National Audit Office"
c. On page 23, the disclosure in the paragraph commencing "[i]t would
be FFBI analysis that within three to five years . . . ."
d. Disclosure on page 36 stating that "[t]he FFBI program appeals to
a broad cross-section of potential independent Living Well account executives throughout the world . . . ."

25. Please provide the basis for the disclosure regarding the company`s beliefs throughout this section. For example, we note management`s belief "its approach and programs deliver a sustainable improvement to employees` lives.... [which is] reflected in their increased health, more positive mental and emotional states, and greater productivity" and your programs "improve employees` health and productivity and consequently enable businesses to improve their profitability."

26. Currently the overview repeats disclosure found in the
business
section and does not add meaningful disclosure to the MD&A discussion. As such, we ask that you revise the executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission
Guidance Regarding Management`s Discussion and Analysis of
Financial
Condition and Results of Operations, Release Nos. 33-8350
(December
19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.   This
guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.
27. At the bottom of page 22, explain your use of the term "OH&S."

Results of Operations and Liquidity and Capital Resources
28. We reissue prior comment 43. Please provide the disclosure required by Item 303(b) of Regulation S-B.
29. We reiterate our request from our previous comment 37. Please disclose in MD&A the nature and material terms of the license with LR
Global.  Disclosure continues to reference the sale of the license to
LR Global Marketing Pty. Ltd. Explain precisely what is involved with the sale of the "license." Currently, the disclosure is too vague and does not present a clear understanding of this aspect of your operations.
30. You state that you do not expect any revenues until the second quarter of 2005. Revise to clarify that you are referring to the second quarter of the calendar year ending in 2005 since the second quarter of the fiscal year ending 2005 would be the quarter ending December 31, 2005 (assuming a fiscal year end of June 30).
31. We reissue our prior comment 33. Given your current cash position, explain, in concrete detail, how you intend to pay the costs associated with this offering, which, we note, have decreased by $200,000 since the initial filing and are currently estimated to
reach $100,000.
32. Disclose the amount due by LR Global by May 31, 2005.
33. Disclosure indicates that "[i]n order to secure sufficient sales
to become profitable, we may need to secure additional debt or equity
funding  . . . ." Explain, in detail, how additional debt or equity
funding might contribute to sufficient sales. To this extent, we partially reissue our prior comment 41.

Plan of Operation
34. In "March 2005 - Pilot TV program", you state that the
enhanced
pilot will cost "15,0000 to produce".  Revise to clarify whether the
costs will be $15,000 or $150,000.
35. You refer to the June quarter and March quarter in "March 2005
-
Revenues" and "June 2005 - Sales", respectively. Please clarify whether you are referring to the quarters ending in June and March or the quarters beginning with such periods.
36. We reissue our prior comment 44 as it relates to the
disclosure
referencing your "web-based management information systems" and "providing input and direction for further wellness program selection."
37. Throughout this section, you identify a series of objectives yet
you provide no disclosure about the ways in which you intend to achieve these objectives. Please provide specific disclosure about the methods by which you intend to achieve your stated objectives. To this extent, we reissue our prior comment 45. Your disclosure is too vague and does not provide a potential investor with the information needed to meaningfully evaluate your company`s plan of operations. Merely citing end-resultant goals is insufficient. Please provide as much disclosure as necessary so that a potential investor may understand the activities and costs associated with the achievement of sustained first revenues.  We may have further comment.
38. Disclosure indicates that you are "researching other like minded
Occupational Health and Safety Organizations . . . ."  Explain the
steps the company has taken with respect to this research and explain what you mean by your use of the term "beneficial alliances."
39. The disclosure on page 25 under the caption "March 2005" is no longer current. Revise as appropriate.
40. We reissue our prior comment 50. Describe all of the steps and costs associated with "International Marketing Development."

Website Design and Enhancement
41. Explain what you mean when you disclose that you seek to upgrade your website to "present better information about our programs that is more consistent with our current marketing approach."
Currently,
the disclosure is too vague.  Please be more specific.




Pilot TV Program
42. Explain how you intend to finance the cost of the enhanced pilot.
To this extent, we reissue our prior comment 48. Disclose the existence of any agreements currently in place with respect to the production of the program. Describe the material terms of the agreements and file them as material exhibits. If there are no agreements, disclose this fact and present specific disclosure about the ways in which the company intends to generate the contracts necessary for successful production.

Sales
43. Explain what you mean when you disclose that "a further two licenses will be endeavored to be sold in Australia."

Business
44. The disclosure in this section is confusing because you disclose that $185,000 will be "expended." The caption for this section, however, is "Revenues." Revise as appropriate. To the extent you mean that $185,000 is expected, disclose the basis for this assertion.
45. Reconsider your disclosure in this section, particularly the tabular presentation appearing on page 36. Consider providing disclosure in the front of this section setting forth the precise relationship between the different entities involved in your business. To this extent, we reissue our prior comments 56 and 57.
It is not clear what activities the corporate entity undertakes since it appears that the account representatives and customer service representatives are the individuals who market and distribute Herbalife products. It further appears that the account executives and customer service representatives are obligated to provide the company with a portion of the earnings generated from the sale of the
Herbalife products. Describe, with specificity, the difference, if any, between these two roles and the precise relationship of these individuals to the corporation. Clear disclosure of how these individuals impact your operations is required. Also, disclose whether any of your officers and directors are account executives or customer service representatives. We may have further comment.
46. Disclose the total value of the 5,000,000 shares issued to former officers and directors on May 30, 2001.
47. We reissue our previous comment 54. In disclosing the material terms of the exchange agreement, state whether any finders` fees were paid or whether any consideration was paid, directly or indirectly.
We also note the services Fort Street Equity provided in connection with the acquisition. Please disclose whether Fort Street Equity was compensated for these services provided.
48. Please disclose in greater detail the specific structuring for the compensation plan for the licensees, account executives and customer service representatives. If these individuals are subject to agreements, please file forms of the agreements as exhibits.
49. Disclose whether any of the licensees, account executives or customer service representatives are affiliated with your company, your officers or directors or affiliates.

Living Well Program
50. In response to our prior comments 62 and 63, we note that you have removed the substance of the disclosure that was the subject of our previous comments. Explain why. Otherwise, re-insert the referenced disclosure and comply with our prior comments. We may have further comment.

Products and Services
51. Disclose the substance of the "presentations" your company has made to the Board of Directors of Herbalife.
52. We do not understand the following disclosure: "FFBI programs are
Herbalife distributors with significant network distributor organizations currently distributing Herbalife products." Please clarify.
53. We partially reissue our prior comment 57. Does Herbalife permit the use of a network marketing system such as the one your company employs? If so, describe any restrictions that Herbalife imposes on your operations or those of your account executives and customer service representatives.

Fit for Business Program Return and Buy-Back Policies
54. In response to our prior comments 65, we note that you have removed the substance of the disclosure that was the subject of our previous comment. Explain why. Otherwise, re-insert the referenced disclosure and comply with our prior comments. We may have further comment.
55. In response to our prior comments 66-68, we note that you have removed the substance of the disclosure that was the subject of our previous comments. Explain why. In this regard, we reissue our prior comment 66. In that comment, we noted that you offer a structured work force whereby account executives must be sponsored by existing account executives. Please add disclosure to discuss in detail this aspect of your business. Provide substantial detail regarding the payment structure of these transactions and provide examples as necessary. Disclose the amount and percent of revenues to date that are attributed to this aspect of your business.
Also, a
pyramid sales structure may be considered a security or inherently fraudulent under federal law. See Release no. 33-9387 (November
1971). In addition, these sales structures may be illegal under state law. Supplementally, with a view toward disclosure in the prospectus, please address whether your sales structure involves a security under federal law or is illegal under federal or state law or under Australian law. We may have further comment.

Geographic Profiles and Sales Trends
56. We reissue our prior comment 69.  On page 39, explain why you
"expect an initial period of rapid growth in sales . . ." after entering new countries.

Governmental Regulation
57. We reissue our prior comment 73. In light of the fact that it appears as though many facets of your business are subject to extensive government regulation, please reconsider your disclosure in this section in its entirety to specifically discuss how your company`s operations are impacted by the myriad governmental regulations that impact your operations. Refer to Item 101(a)(8) of
Regulation   S-B.  Currently, the disclosure on this topic is
vague
and does not appear to sufficiently capture the ways in which government regulations impact your business. Also, please discuss the laws of the jurisdictions where you conduct or plan to conduct your business.
58. Please elaborate on the disclosure in the second full paragraph on page 41. What do you mean when you disclose that some of your programs may be reclassified or "placed into another category as to which stricter regulations are applicable." We do not understand your disclosure.
59. In third paragraph, consider providing examples of "permissible and impermissible activities in each market."
60. Explain the ways in which "[m]isconduct by account executives could have a material adverse effect" on you.

Competition
61. Please provide the basis for management`s belief that your "bonus program and other compensation and incentive programs provide account executives with significant earning potential" or remove.



Independent Account Executives and Customer Service
Representatives
62. The disclosure in response to our prior comment 80 does little to enhance the understanding of the "code of conduct." Reconsider your disclosure in response to our prior comment in its entirety and revise the prospectus to highlight the material aspects of the "code of conduct" and the "quality assured procedures."

Australian License Agreement
63. We reissue our prior comment 81. We still do not understand the nature of the license agreement with LR Global Marketing Pty Ltd. Explain, in detail, the business purpose for the license agreement and how it impacts your operations, financial and otherwise.
64. Disclose the estimated value of the 500,000 shares Mark Poulsen transferred to LR Global. Also describe the method by which you determined the value.
65. In the first paragraph of this subsection, clarify what you mean when you disclose that the principals of LR Global "are not related to . . . Australia."
66. Disclose the methods by which you determined the value of the license grant.

Patents or Trademarks or Licenses
67. Disclose whether or not you are currently seeking any intellectual property rights.

Directors, Executive Officers, Promoters, and Control Persons
68. Please disclose the business experience of Mr. Head from 1999 to
2001.
69. We reissue our prior comment 94. Please discuss the potential conflicts of interest with management. Disclose whether the company has adopted a policy regarding conflicts of interest.

Executive Compensation
70. Disclose the source of funds you will use to pay Mr. Poulsen`s $388,250 bonus. Also, disclose how you valued the bonus. Also, disclose why the payment of the bonus is contingent on obtaining a listing on the OTC Bulletin Board.
71. Disclosure indicates that bonuses will be paid if the company "meets its budget." Specifically explain what you mean by "meeting" your budget. Is this provision memorialized in corporate documents?
If not, please explain who will make this determination and the criteria to be used in determining if the company met its budget.

Stock Options
72. Disclosure indicates that Mr. Ralston will receive options as part of his employment agreement. Please explain why you have not disclosed this information as a material term of Mr. Ralston`s employment agreement summarized in the "Executive Compensation" section. Revise or advise.

Principal Stockholders
73. We note that Mr. Poulsen holds 1,000,000 shares of Series "A" Preferred Shares that may be converted into 50,000,000 shares of common stock. Disclose the method by which you determined the number of common shares to be issued upon conversion. Also, consider adding a risk factor discussing the significant control, even after the offering, by Mr. Poulsen through his ownership of the preferred and common stock. We may have further comment.
74. We note the 2 million shares of common stock underlying options held by Fort Street Equity. Please include in the beneficial ownership table all shares that the owner has the right to acquire within sixty days from options, warrants, rights or other conversion features.

Selling Stockholders
75. The first sentence in this subsection is confusing. If you mean to disclose that you are registering, for resale, 2,000,000 shares of common stock issuable in connection with outstanding common stock options, so revise your disclosure.
76. We reissue prior comment 108. Please reconcile the amount being registered for resale by the selling shareholders listed in the table with the disclosure on the cover page. Currently the selling shareholders table lists 3,959,000 shares of common stock registered for resale. The cover page indicates a total of 3,784,000 shares being registered for resale.
77. We partially reissue our prior comment 109. Advise us of the business nature of Fort Street Equity and the manner by which you confirmed that the entity is not a broker-dealer or affiliate of a broker-dealer.
78. We reissue our prior comment 111. Disclose how you proposed to reflect any changes in selling securityholders.

Certain Relationships and Related Transactions
79. We note Mr. Poulsen`s reliance upon Section 4(2) in his transfer of the shares from Mr. Poulsen to the named individuals. Section 4(2) involves an issuance by the issuer, in this case Fit for Business. Therefore, we reissue prior comment 114.
Please disclose the exemption relied upon. Also, please provide an analysis under Rule 144.
80. We note the 5% commission Mark Poulsen & Associates receives from
Herbalife on sales through the distributor network. Please disclose the amount of this commission from sales through Fit For Business in the past two years, as required by Item 404 of Regulation S-B.

Description of Securities
81. Please reconcile the disclosure in this section that the preferred stock does not have conversion rights with the disclosure in note six to the financial statements indicating the common stock outstanding assuming conversion of the preferred stock to common stock.

Financial Statements
Reverse Merger
82. We note your supplemental response and revisions to our previous comments 116 and 117. Please revise the statement of stockholders` equity to retroactively restate the historic shares issued by the company using the appropriate reverse merger share ratio. Also, review the weighted average number of common shares outstanding as of
September 30, 2003 and as of the interim financial statements date on the statement of operations and revise as necessary.

Restatements
83. We note that deferred revenues increased and the currency translation decreased by $44,862 from the previously filed SB-2. We also note changes to multiple lines items on the statement of cash flows. Revise to describe the nature of the restatements, made in the amended financial statements, and their effect on net loss and net loss per share as required by paragraph 37 of APB 20.
Disclose
on the face of the financial statements that they have been restated.
84. When financial statements included in a filing with the Commission are changed in subsequent amendment or other filing, the staff believes that the change should be referenced in the independent accountant`s report, as indicated by AU Section 561.06a.
Please direct your independent accountant to revise its report to reference the error correction made to the audited 2003 financial statements.

Statements of Stockholders` Equity
85. With respect to our previous comment 120, we note your supplemental response and revisions. Please revise the statement of stockholders` equity to present the 5,000,000 shares (issued on May
30, 2001) in the period ending September 30, 2001. Also, you should retroactively restate theses shares issued using the appropriate reverse merger share ratio. Revise Note 4 and "Business-Our Company" accordingly as well.

Revenue Recognition
86. We note your revisions with respect to our previous comment
121
and 122. Please continue your revisions by explaining how the revenue recognition policies meet each of the four criteria described in SAB Topic 104.

Fiscal Year End
87. With respect to our previous comment 124, we note your supplemental response. Revise to provide the audited financial statements as of June 30, 2004, since that appears to be your year end, or revise to disclose, which does not appear to be the case, that your year end is now September 30. Ensure that disclosures throughout the document are consistent with respect to the company`s fiscal year end. The information in the audited financial statements for September 30, 2004, while gratuitous, eliminates the quarterly information for the three months ended September 30, 2004. Further, the December 31, 2004 - the end of the actual second quarter - only provides information for three months, rather than six months. Please revise the financial statements to include the required quarterly disclosures.

Note 6 - Related Party Transactions
88. In your supplemental response to our previous comment 128, you state that there are no terms for repayment. Please revise to clarify this in the notes to the financial statements in lieu of stating that the notes have an "open term". Also, please tell us supplementally if the lenders plan on establishing repayment terms.
If they do not, tell us why you do not consider these loans capital contributions.

Interim Financial Statements
89. Revise the interim financial statements and notes thereto to conform to the requested changes to the annual financial statements as applicable.

Part II - Information Not Required in Prospectus

Other Expenses of Issuance and Distribution
90. Supplementally explain why "miscellaneous fees" have decreased by nearly $220,000 since the initial filing. In this regard, we reissue our prior comment 138.

Recent Sales of Unregistered Securities
91. We reissue our prior comment 144. Please address the financial sophistication of the purchasers in the transactions for which you claim the exemption from registration contained in section 4(2) of the Securities Act.
92. We reissue prior comment 145. Please disclose recent sales of unregistered securities issued by any predecessors of your business for the past three years. We note your supplemental response that you do not consider Fit for Business Australia Pty. Ltd. to be a predecessor. Please explain the basis for this statement. We direct your attention to Item 405 of Regulation S-B for the definition of predecessor.

Exhibits
93. Please file the complete bylaws as amended. We direct your attention to Item 601 of Regulation S-B. Currently the bylaws refer to Patient Data Corp.
94. Please file the extension agreement with LR Global Marketing
Pty.
Ltd.

   Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Pam Howell, who supervised the review of your filing, at (202) 551-3357.


      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.	Richard Anslow, Esq.
	732-577-1188




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Fit For Business International, Inc.
May 25, 2005




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